Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Heartland Financial USA, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-81374) on Form S-3 of Heartland Financial USA, Inc. of our report dated January 21, 2004, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003 which report appears in the December 31, 2003, annual report on Form 10-K of Heartland Financial USA, Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Des Moines, Iowa
March 29, 2004